SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

UMED HOLDINGS
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

(CUSIP Number)
90288A101

6628 Bryant Irvin Road, Suite 250
Fort Worth, Texas, 76132
(817) 346-6900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 90288A101

1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) MABERT, LLC I.D. No. 47-3769064
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) AF
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization Texas
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 12,500,000 (Item 5)
	: 8 : : :	Shared voting power None
	: 9 : : :	Sole dispositive power __________ (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 12,500,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 7.5%
14	Type of reporting person (SEE INSTRUCTIONS) OO-limited liability company

CUSIP No. 90288A101

1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Robert Kevin Jones
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) PF
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power 2,425,000
	: 8 : : :	Shared voting power 12,500,000
	: 9 : : :	Sole dispositive power (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 14,925,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 9.0%
14	Type of reporting person (SEE INSTRUCTIONS) IN

CUSIP No. 90288A101

1	Names of reporting persons I.R.S. identification nos. of above persons (entities only) Christine Mary Earley
2	Check the appropriate box if a member of a group (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	Sec use only
4	Source of funds (SEE INSTRUCTIONS) PF
5	Check box if disclosure of legal proceedings is required pursuant to items 2 (d) or 2 (e)
6	Citizenship or place of organization United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With	: 7 : : :	Sole voting power (Item 5)
	: 8 : : :	Shared voting power 12,500,000
	: 9 : : :	Sole dispositive power (Item 5)
	:10 : : :	Shared dispositive power None
11	Aggregate amount beneficially owned by each reporting person 12,500,000 (Item 5)
12	Check box if the aggregate amount in row (11) excludes certain shares (SEE INSTRUCTIONS)
13	Percent of class represented by amount in row (11) 7.5%
14	Type of reporting person (SEE INSTRUCTIONS) IN

CUSIP No. 90288A101

Item 1.Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”) of UMED Holdings, Inc. (the "Issuer" or the “Company”), a Texas corporation with principal offices located at 6628 Bryant Irvin Road, Suite 250, Fort Worth, TX 76132.

Item 2.Identity and Background

This statement is being filed by Robert Kevin Jones ("Jones"), Christine Mary Earley (“Earley”) and Mabert, LLC (“Mabert”), a Texas limited liability company.  Jones and Earley each own 50% of the equity interests of Mabert.  Jones is the sole manager and officer for Mabert and Mabert has no directors.

The foregoing persons own beneficially more than 5% of a class of equity securities of the Issuer.

(a)	This statement is being filed by one or more of the following persons: Those of the foregoing persons signing this Schedule 13D are hereinafter referred to as the "Reporting Persons".

(b)
Mabert is a Texas limited liability company with principal offices located at 892 Meadow Hill Road, Fort Worth, TX 76108.

Jones conducts his business at 2025 Meridian St., Arlington, TX 76011 and runs All Commercial Floors, Inc., with its principal offices located at such location.

Earley resides at 892 Meadow Hill Road, Fort Worth, TX 76108.

(c)	Jones and Earley each own 50% of the equity interests of Mabert. Jones is the sole manager and officer of Mabert and Mabert has no directors.

(d)	During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Jones and Earley are both United States of America citizens.

Item 3.Source and Amount of Funds or Other Consideration

Pursuant to the Securities Purchase Agreement by and between Kevin Bentley (“Bentley”) and Mabert dated May 12, 2015, (the “Purchase Agreement”), the Reporting Persons purchased 12,500,000 shares the Common Stock of the Company reported as beneficially owned in Item 5 (the “Securities”) formerly owned by Bentley, for cash consideration of $425,000.00 (the “Purchase Price”) on June 29, 2015. The Purchase Price was paid from the corporate funds of Mabert which were provided to Mabert by Jones. As set forth in the Purchase Agreement, $112,500 of the Purchase Price was paid immediately upon the acquisition of the Securities and the remaining $312,500 of the Purchase Price is payable to Bentley as evidenced by a Promissory Note made by Mabert dated May 12, 2015 (the “Promissory Note”). Jones guaranteed Mabert’s obligations under the Promissory Note as evidenced by a Guaranty dated May 12, 2015 (the “Guaranty”). No funds were borrowed for the purpose of the Reporting Entities’ acquisition of the Securities.

Item 4.Purpose of Transaction

The Reporting Persons acquired these Securities from Bentley, in order to be more invested in the Company. Except as described in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in:  (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, organization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) change in the present board of directors or the management of the Company; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company’s business or corporate structure; (vii) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

Item 5.Interest in Securities of the Issuer

(a)
As of the date of this Schedule 13D, the Issuer has 166,312,690 shares of Common Stock outstanding.  Jones is the beneficial owner of 14,925,000 shares of Common Stock or 9.0% of the outstanding Common Stock and the Reporting Persons other than Jones are the beneficial owners of 12,500,00 shares of Common Stock or 7.5% of the outstanding Common Stock.

(b)
Mabert has sole voting and dispositive power with respect to its 12,500,000 shares of Common Stock. Jones and Earley are deemed to have shared voting and dispositive power of such 12,500,00 shares of Common Stock through Jones’s 50% ownership of the equity interests and managerial control in Mabert and Earley’s ownership of 50% the equity interests in Mabert.  Jones has sole voting and dispositive power of an additional 2,425,000 shares of Common Stock.

(c)	Other than as described in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for as otherwise described in this Schedule 13D, including without limitation, the Purchase Agreement, the Promissory Note and the Guaranty, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between such Reporting Persons and any person with respect to any securities of the Issuer.

Item 7.Material to be Filed as an Exhibit

Exhibit A:	Securities Purchase Agreement between Kevin Bentley and Mabert, LLC dated May 12, 2015
Exhibit B	Promissory Note made by Mabert, LLC payable to Kevin Bentley dated May 12, 2015
Exhibit C	Guaranty made by Kevin Jones in favor of Kevin Bentley dated May 12, 2015
Exhibit D	Joint Filing Agreement of the Reporting Persons

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2015

MABERT, LLC, By:/s/ Robert Kevin Jones Robert Kevin Jones Manager By:/s/ Robert Kevin Jones Robert Kevin Jones By:/s/ Christine Mary Earley Christine Mary Earley

EXHIBIT A

SECURITIES PURCHASE AGREEMENT

between

KEVIN BENTLEY

and

MABERT, LLC

dated as of

May 12, 2015

92058

SECURITIES PURCHASE AGREEMENT

This Securities Purchase Agreement (this "**Agreement**"), dated as of May 12, 2015 (the "**Closing Date**"), is entered into by and between Kevin Bentley, an individual (the "**Bentley**") and Mabert, LLC a Texas limited liability company ("**Investor**").

WHEREAS, Bentley is the current owner of 12,500,000 shares of Common Stock (the "**Shares**"), par value $0.0001 per share (the "**Common Stock**"), of UMED Holdings, Inc., a Texas corporation (the "**Company**"), with the rights, preferences, powers, restrictions and limitations set forth in the Certificate; and

WHEREAS, Bentley wishes to sell to Investor, and Investor wishes to purchase from Bentley, the Shares, subject to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

The following terms have the meanings specified or referred to in this **Article I**:

"**Affiliate**" of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise .

"**Agreement**" has the meaning set forth in the Preamble.

"**Business Day**" means any day except Saturday, Sunday or any other day on which commercial banks located in Dallas, Texas are authorized or required by Law to be closed for business.

"**Certificate**" means the Amended and Restated Articles of Incorporation of the Company, as amended.

"**Closing**" has the meaning set forth in **Section 2.011.**

"**Closing Date**" has the meaning set forth in the Preamble.

"**Common Stock**" has the meaning set forth in the Recitals.

"**Company**" has the meaning set forth in the Preamble.

"**Contracts**" means all contracts, leases, deeds, mortgages, licenses, instruments, notes, loans, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

"**Dollars or $**" means the lawful currency of the United States.

"**Encumbrance**" means any charge, claim, community property interest, pledge, condition, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Governmental Order**" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

"**Investor**" has the meaning set forth in the Preamble.

"**Law**" means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other requirement or rule of law of any Governmental Authority.

"**Permits**" means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Purchase Price**" has the meaning set forth in **Section 2.01**.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Shares**" has the meaning set forth in the Recitals.

"**Taxes**" means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

ARTICLE II
PURCHASE AND SALE

Section 2.01 Purchase and Sale. Subject to the terms and conditions set forth herein, Bentley hereby sells to Investor, and Investor hereby purchases from Bentley, the Shares at a per share purchase price of $0.034 and an aggregate purchase price of $425,000 (the "**Purchase Price**"). Contemporaneously with the execution of this Agreement (the "**Closing**") (i) Investor shall deliver to Bentley a portion of the Purchaser Price in the amount of $112,500.00 (the "**Initial Payment**") by wire transfer of immediately available funds to an account of Bentley designated in writing by Bentley to Investor and the remaining $312,500 of the Purchase Price payable in accordance with Section 2.02, and (ii) Bentley shall deliver to Investor (A) a copy of the irrevocable instructions to the Company's transfer

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agent instructing the transfer agent to deliver, on an expedited basis, a certificate or book-entry account evidencing the number of its respective Shares, registered in the name of Investor; and (B) stock power in black evidencing the transfer of the Shares.

Section 2.02 Payment of Purchase Price. The Purchase Price shall be paid by Investor as follows: (i) the Initial Payment shall be paid at Closing, (ii) a portion of the Purchase Price in the amount of $112,500.00 shall be due and payable on or before June 1, 2015; (iii) a portion of the Purchase Price in the amount of $100,000.00 shall be due and payable on or before July 1, 2015; and (iv) the final payment of the Purchase Price in the amount of $100,000.00 shall be due and payable on or before August 1, 2015. The subsequent portions of the Purchase Price shall be evidenced by a promissory note in the principal amount of $312,500.00 payable to the order of Bentley and made by the Investor in substantially the form attached hereto as Exhibit A. For the avoidance of doubt, title to the Shares shall transfer to Mabert at the Closing upon delivery of the Initial Payment.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF BENTLEY

Bentley represents and warrants to Investor that the statements contained in this **Article III** are true and correct as of the date hereof.

Section 3.01 Authority of Bentley. Bentley is has full power and authority to enter into this Agreement to carry out its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Bentley, and (assuming due authorization, execution and delivery by Investor) this Agreement constitutes a legal, valid and binding obligation of Bentley enforceable against the in accordance with its terms.

Section 3.02 No Conflicts; Consents. The execution, delivery and performance by Bentley of this Agreement and the consummation of the transactions contemplated hereby do not and will not: (a) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Bentley; or (b) require the consent or waiver of, notice to or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which the Bentley is a party or by which Bentley is bound. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Bentley in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.03 Ownership and Title. Bentley is the record and beneficial owner of the Shares and has good, valid, and marketable title to the Shares free and clear of any Encumbrance.

Section 3.04 Arm's Length Negotiation. The Purchase Price has been determined by mutual, arm's length, negotiation of Bentley and Investor to represent the fair market value of the Shares.

Section 3.05 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Bentley.

Section 3.06 No Representation With Respect to the Company. Bentley makes no representations and warranties except those expressly made in this Agreement, including, but not limited to, any representations regarding the affairs of the Company.

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ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF INVESTOR

Investor represents and warrants to Bentley that the statements contained in this **Article IV** are true and correct as of the date hereof.

Section 4.01 Organization and Authority of Investor. Investor is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of Texas. Investor has full limited liability company power and authority to enter into this Agreement to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Investor of this Agreement, the performance by Investor of its obligations hereunder and the consummation by Investor of the transactions contemplated hereby have been duly authorized by all requisite limited liability company action on the part of Investor. This Agreement has been duly executed and delivered by Investor, and (assuming due authorization, execution and delivery by the Bentley) this Agreement constitutes a legal, valid and binding obligation of Investor enforceable against Investor in accordance with its terms.

Section 4.02 Investment Purpose. Investor understands that the Shares are "restricted securities" and have not been registered under the Securities Act or any applicable state or other securities law and is acquiring the Shares as principal for its own account and not with a view to or for distributing or reselling such Shares or any part thereof in violation of the Securities Act or any applicable state or other securities law, has no present intention of distributing any of such Shares in violation of the Securities Act or any applicable state or other securities law and has no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of the Shares in violation of the Securities Act or any applicable state or other securities law. Investor is acquiring the Shares hereunder in the ordinary course of its business.

Section 4.03 Status. At the time Investor was offered the Shares, it was, and at the date hereof it is an "accredited investor" as defined under the Securities Act.

Section 4.04 Experience. Investor, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment. Investor is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

Section 4.05 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Investor.

ARTICLE V
COVENANTS

Section 5.01 Taxes. Bentley shall pay when due all transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with his sale of the Shares pursuant to Agreement (including any real property transfer Tax and any other similar Tax).

Section 5.02 Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments,

4

conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

ARTICLE VI
MISCELLANEOUS

Section 6.01 Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 6.02 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the [third] day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this **Section 6.02**):

If to Bentley:	Kevin Bentley 12908 Portifino Street Fort Worth, Texas 76126
with a copy to:	HAYNES AND BOONE, LLP 301 Commerce Street, Suite 2600 Fort Worth, Texas 76102 Attn: William D. Greenhill
If to Investor:	Mabert, LLC Attn: Kevin Jones 892 Meadow Hill Road Ft. Worth, Tx 76108
with a copy to:	Wick, Phillips, Gould & Martin, LLP 3131 McKinney Avenue, Suite 100 Dallas, Texas 75204 Attn: Jeffrey Hellberg, Esq.

Section 6.03 Interpretation. For purposes of this Agreement, (a) the words "include," "includes" and "including" shall be deemed to be followed by the words "without limitation"; (b) the word "or" is not exclusive; and (c) the words "herein," "hereof," "hereby," "hereto" and "hereunder" refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections and Exhibits mean the Articles and Sections of, and Exhibits attached to, this Agreement; (y) to

5

an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 6.04 Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 6.05 Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 6.06 Entire Agreement. This Agreement constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

Section 6.07 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 6.08 No Third-party Beneficiaries. Except as provided elsewhere in this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.09 Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 6.10 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

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(a) This Agreement shall be governed by and construed in accordance with the internal laws of the State of Texas without giving effect to any choice or conflict of law provision or rule (whether of the State of Texas or any other jurisdiction).

(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MAY BE INSTITUTED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF TEXAS IN EACH CASE LOCATED IN THE CITY OF FORT WORTH AND COUNTY OF TARRABT AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY'S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.10(c).

Section 6.11 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity without having to post a bond or other security with respect thereto.

Section 6.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BENTLEY:

____
Kevin Bentley

INVESTOR:

MABERT, LLC

By: _______________________________
Name: Kevin Jones
Title: Manager

[Signature Page to Securities Purchase Agreement]

EXHIBIT B

PROMISSORY NOTE

$312,500.00	May 12, 2015

FOR VALUE RECEIVED, Mabert, LLC, a Texas corporation ("Maker"), promises to pay to the order Kevin Bentley, a resident of Fort Worth, Texas ("Payee"), at12908 Portifino  Street, Fort Worth, Texas, 76126, in lawful money of the United States of America, the sum of Three Hundred Twelve Thousand Five Hundred Dollars ($312,500.00). If there is an Event of Default (as defined below) with respect to the payment of this note, interest will be paid hereon at the Default Rate (as defined below). Such interest on the Note will be computed on a 365-day year and will be accrued on the number of days funds are actually outstanding.

This Note shall mature on August 1, 2015, and shall be payable in accordance with the schedule attached hereto as Exhibit A and incorporated herein by reference.

Principal and interest on this Note may be prepaid by Maker, in whole or in part, at anytime or from time to time, without premium or penalty. All payments on this Note shall be applied first to the payment of unpaid accrued interest, if any, and any remainder shall be applied to reduction of the principal balance hereof.

Time is of the essence of this Note and of each provision hereof.

This Note is guaranteed by that certain Guaranty dated the date hereof made by Kevin Jones.

Except as hereinafter specifically provided, Maker and all sureties, endorsers, guarantors and other parties hereafter assuming or otherwise becoming liable for the payment of any sum of money payable under this Note (i) severally waive grace, presentment and demand for payment, protest and notice of protest, notice of intent to accelerate maturity, notice of acceleration of maturity, notice of nonpayment, and all other notices of whatsoever nature, filing of suit, and diligence in collecting this Note or enforcing any of the security herefor; (ii) severally agree to any substitution, exchange, or release of any such security hereon; (iii) severally agree that Payee shall not be required first to institute suit or exhaust its remedies herein against Maker or others liable or to become liable hereon or to enforce its rights against any security herefor in order to enforce payment of this Note by them; (iv) consent to any extension or postponement of time of payment of this Note and to any other indulgence with respect hereto without notice thereof to any of them; and (v) severally agree that amounts due hereunder shall be paid without set-off, counter-claim, abatement, suspension, or diminution. No extension of time for the payment of this Note or any installment hereof shall affect the liability of Maker under this Note.

If any one or more of the following events (each such event is herein referred to as an "Event of Default") shall happen:

1. Maker shall:

a.	default in the payment, performance or observance of any of the terms, covenants, agreements, conditions or provisions set forth in this Note;

b.
seek relief as a debtor under any applicable law of any jurisdiction relating to the liquidation or reorganization of debtors or to the modification or alteration of the rights of creditors, or consent to or acquiesce in such relief;

c.
have entered against it any order by a court of competent jurisdiction (i) finding it to be bankrupt or insolvent, (ii) assuming custody of, or appointing a receiver or other custodian for, all or a substantial part of its property; or

d.
make an assignment for the benefit of, or enter into a composition with, its creditors, or appoint or consent to the appointment of a receiver or other custodian for all or a substantial part of its property; or

2. If

a.
a court having jurisdiction in the premises shall enter a decree or order for relief in respect of Maker in an involuntary case under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect, which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal or state law; or

b.
an involuntary case shall be commenced against Maker under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over Maker, or over all or a substantial part of its property, shall have been entered; or there shall have occurred the involuntary appointment of an interim receiver, trustee or other custodian of Maker for all or a substantial part of its property; or a warrant of attachment, execution or similar process shall have been issued against any substantial part of the property of Maker, and any such event described in this clause (b) shall continue for sixty (60) days unless dismissed, bonded or discharged;

then and in each and every such case the principal of unpaid accrued interest, if any, on this Note shall automatically become due and payable without presentation, presentment, protest or further demand or notice of any kind, all of which are hereby expressly waived, and such Payee or Payees may proceed to enforce payment of such amount or part thereof in a commercially reasonable manner.

Upon an Event of Default, at the option of Payee all amounts then due and payable hereunder shall bear interest for the period beginning with the date of occurrence of such default at a rate of interest per annum equal to the Default Rate. The "Default Rate" is eighteen percent (18%) per annum, provided that in no event shall the Default Rate exceed the maximum loan rate ("Maximum Rate") which may be contracted for, charged, taken, received, or reserved by the Payee in accordance with applicable law, due credit being given for all payments, charges, and calculations made in connection with the loan evidenced hereby that may be treated as interest under applicable law.

Maker agrees to pay all costs of collection hereof when incurred, including reasonable attorneys' fees, whether or not any action shall be instituted to enforce this Note.

It is expressly stipulated and agreed to be the intent of Maker and Payee to comply at all times with the applicable law now or hereafter governing both the terms of this Note and the interest payable on this Note. If the applicable law is ever revised, repealed, or judicially interpreted so as to render any provision of this Note invalid, or so as to render usurious any amount called for under this Note, or contracted for, charged, taken, reserved or received with respect to the loan evidenced by this Note, or if Payee's exercise of the option herein contained to accelerate the maturity of this Note or if any prepayment by Maker results in Maker having paid any interest in excess of that permitted by law (after taking into account all payments, charges, and calculations deemed to be interest under applicable law), then it is Maker's and Payee's express intent that all excess amounts theretofore collected by Payee be credited on the principal balance of this Note (or, if the Note has been paid in full, refunded to Maker), and that the invalid provisions of this Note immediately be deemed reformed and the amounts thereafter collectible hereunder and thereunder reduced, without the necessity of the execution of any new document, so as to comply with the then applicable law, but so as to permit the recovery of the greatest amount otherwise called for hereunder and thereunder.

All sums paid or agreed to be paid to Payee for the use, forbearance or detention of the indebtedness evidenced hereby shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full term of such indebtedness until payment in full so that the rate or amount of interest on account of such indebtedness does not exceed the usury ceiling from time to time in effect and applicable to the loan evidenced hereby for so long as the debt is outstanding under the loan.

To the extent that Payee is relying on Chapter 303 of the Texas Finance Code, as amended, to determine the Maximum Rate, Payee will utilize the weekly rate ceiling from time to time in effect as provided in Chapter 303, as amended. To the extent United States federal law permits Payee to contract for, charge or receive a greater amount of interest, Payee will rely on United States federal law instead of such Chapter 303, as amended, for the purpose of determining the Maximum Rate. Additionally, to the extent permitted by applicable law now or hereafter in effect, Payee may, at its option and from time to time, implement any other method of computing the Maximum Rate under such Chapter 303, as amended, or under other applicable law by giving notice, if required, to Maker as provided by applicable law now or hereafter in effect.

Any notice required or permitted to be given hereunder by one party to the other shall be in writing and the same shall be given and shall be deemed to have been served and given if delivered in person to the address set forth hereinafter for the party to whom the notice is given, or if placed in the United States mail, return receipt requested, addressed to the party at the address hereinafter specified. The addresses of Payee and Maker for all purposes under this Note and all notices hereunder shall be as set forth below. From time to time either party may designate another address within the United States of America for all purposes of this Note by giving the other party not less than fifteen (15) days' advance written notice of such change of address in accordance with the provisions hereof.

Payee: Kevin Bentley 12908 Portifino Street Fort Worth, Texas 76126	Maker: Fort Worth, Texas 76126 892 Meadow Hill Road Fort Worth, Texas 76108

THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED ACCORDING TO THE LAWS OF THE STATE OF TEXAS FROM TIME TO TIME IN EFFECT EXCEPT TO THE EXTENT APPLICABLE FEDERAL LAW PERMITS THE PAYEE TO CONTRACT FOR, CHARGE OR RECEIVE A GREATER AMOUNT OF INTEREST THAN ALLOWED BY TEXAS LAW.

Any suit, action, proceeding, controversy or claim arising out or relating to this Note or the breach hereof shall be brought in a court of appropriate jurisdiction in Tarrant County, Texas. Maker hereby submits and consents to the jurisdiction of such court for the purpose of any such suit, action or proceeding and hereby irrevocably waives (i) any objection that it now has or may hereafter have to the venue of such court, and (ii) any objection that any such suit, action or proceeding brought in such court has been brought in an inconvenient forum.

EXHIBIT A

PAYMENT SCHEDULE

PAYMENT DATE	AMOUNT
June 1, 2015	$112,500.00
July 1, 2015	$100,000.00
August 1, 2015	$100,000.00

EXHIBIT C

GUARANTY

THIS GUARANTY ("Guaranty") is made as of the 12th day of May, 2015 by Kevin Jones (as "Guarantor") for the benefit of Kevin Bentley, as resident of Fort Worth, Texas, and whose address is 12908 Portifmo Street, Fort Worth, Texas 76126 ("Bentley").

1.            Definitions. As used in this Guaranty, the following terms shall have the meanings indicated below:

The term "Guaranteed Indebtedness" means (i) all principal indebtedness owing by Maybert, LLC, a Texas limited liability company (the "Company") to Bentley now existing or hereafter arising under or evidenced by that one certain Promissory Note dated May 12, 2015, in the original principal amount of Three Hundred Twelve Thousand Five Hundred Dollars ($312,500.00) made and executed by the Company and payable to the order of Bentley, as amended from time to time, (ii) all accrued but unpaid interest on any of the indebtedness described in (i) above, (iii) all costs and expenses incurred by Bentley in connection with the collection and administration of all or any part of the indebtedness and obligations described in (i) and (ii) above or the protection or preservation of, or realization upon, any collateral securing all or any part of such indebtedness and obligations, including without limitation all reasonable attorneys' fees, and (iv) all renewals, extensions, modifications and rearrangements of the indebtedness and obligations described in (i) and (ii), (iii) and above.

2.            Obligations. As an inducement to Bentley to extend credit to the Company, Guarantor, for value received, does hereby unconditionally and absolutely guarantee the prompt and full payment and performance of the Guaranteed Indebtedness when due or declared to be due and at all times thereafter.

3.            Character of Obligations.

(a) This is an absolute, continuing and unconditional guaranty of payment and not of collection and if at any time or from time to time there is no outstanding Guaranteed Indebtedness, the obligations of Guarantor with respect to any and all Guaranteed Indebtedness incurred thereafter shall not be affected. This Guaranty and the Guarantor's obligations hereunder are irrevocable and, in the event of Guarantor's death, shall be binding upon Guarantor's estate. All of the Guaranteed Indebtedness shall be conclusively presumed to have been made or acquired in acceptance hereof. Guarantor shall be liable, jointly and severally, with the Company and any other guarantor of all or any part of the Guaranteed Indebtedness. The obligations of Guarantor to Bentley under this Guaranty shall terminate upon the full payment and final discharge of the Guaranteed Indebtedness.

(b) Bentley may, at his sole discretion and without impairing his rights hereunder, (i) apply any payments on the Guaranteed Indebtedness that Bentley receives from the Company or any other source other than Guarantor to that portion of the Guaranteed Indebtedness, if any, not guaranteed hereunder, and (ii) apply any proceeds it receives as a result of the foreclosure or other realization on any collateral for the Guaranteed Indebtedness to that portion, if any, of the
Guaranteed Indebtedness not guaranteed hereunder or to any other indebtedness secured by such collateral.

(c) Guarantor agrees that his obligations hereunder shall not be released, diminished, impaired, reduced or affected by the existence of any other guaranty or the payment by any other guarantor of all or any part of the Guaranteed Indebtedness and, in the event Paragraph 2 above partially limits Guarantor's obligations under this Guaranty, Guarantor's obligations hereunder shall continue until Bentley has received payment in full of the Guaranteed Indebtedness.

(d) Guarantor's obligations hereunder shall not be released, diminished, impaired, reduced or affected by, nor shall any provision contained herein be deemed to be a limitation upon, the amount of credit which Bentley may extend to Company, the number of transactions between Bentley and the Company, payments by the Company to Bentley or Bentley's allocation of payments by the Company.

(e) Without further authorization from or notice to Guarantor, Bentley may compromise, accelerate, or otherwise alter the time or manner for the payment of the Guaranteed Indebtedness, increase or reduce the rate of interest thereon, or release or add any one or more guarantors or endorsers, or allow substitution of or withdrawal of collateral or other security and release collateral and other security or subordinate the same.

4. Representations and Warranties. Guarantor hereby represents and warrants the following Bentley:

(a) This Guaranty may reasonably be expected to benefit, directly or indirectly, Guarantor; and

(b) Guarantor is familiar with, and has independently reviewed the books and records regarding, the fmancial condition of the Company and is familiar with the value of any and all collateral intended to be security for the payment of all or any part of the Guaranteed Indebtedness; provided, however, Guarantor is not relying on such financial condition or collateral as an inducement to enter into this Guaranty; and

(c) Guarantor has adequate means to obtain from the Company on a continuing basis information concerning the financial condition of the Company and Guarantor is not relying on Bentley to provide such information to Guarantor either now or in the future; and

(d) Guarantor has the power and authority to execute, deliver and perform this Guaranty and any other agreements executed by Guarantor contemporaneously herewith, and the execution, delivery and performance of this Guaranty and any other agreements executed by Guarantor contemporaneously herewith do not and will not violate (i) any agreement or instrument to which Guarantor is a party; and

(e) Neither Bentley nor any other party has made any representation, warranty or statement to Guarantor in order to induce Guarantor to execute this Guaranty; and

As of the date hereof, and after giving effect to this Guaranty and the obligations evidenced hereby, (i) Guarantor is and will be solvent, (ii) the fair saleable value of Guarantor's assets exceeds and will continue to exceed his liabilities (both fixed and contingent), and (iii) Guarantor is and will continue to be able to pay his debts as they mature.

5. Consent and Waiver.

(a) Guarantor waives (i) promptness, diligence and notice of acceptance of this Guaranty and notice of the incurring of any obligation, indebtedness or liability to which this Guaranty applies or may apply and waives presentment for payment, notice of nonpayment, protest, demand, notice of protest, notice of intent to accelerate, notice of acceleration, notice of dishonor, diligence in enforcement and indulgences of every kind, and (ii) the taking of any other action by Bentley, including without limitation giving any notice of default or any other notice to, or making any demand on, the Company, any other guarantor of all or any part of the Guaranteed Indebtedness or any other party.

(b) Guarantor waives any rights Guarantor has under, or any requirements imposed by, Chapter 34 of the Texas Business and Commerce Code, as in effect on the date of this Guaranty or as it may be amended from time to time.

(c) Bentley may at any time, without the consent of or notice to Guarantor, without incurring responsibility to Guarantor and without impairing, releasing, reducing or affecting the obligations of Guarantor hereunder: (i) change the manner, place or terms of payment of all or any part of the Guaranteed Indebtedness, or renew, extend, modify, rearrange or alter all or any part of the Guaranteed Indebtedness; (ii) change the interest rate accruing on any of the Guaranteed Indebtedness (including, without limitation, any periodic change in such interest rate that occurs because such Guaranteed Indebtedness accrues interest at a variable rate which may fluctuate from time to time); (iii) sell, exchange, release, surrender, subordinate, realize upon or otherwise deal with in any manner and in any order any collateral for all or any part of the Guaranteed Indebtedness or this Guaranty or setoff against all or any part of the Guaranteed Indebtedness; (iv) neglect, delay, omit, fail or refuse to take or prosecute any action for the collection of all or any part of the Guaranteed Indebtedness or this Guaranty; (v) exercise or refrain from exercising any rights against the Company or others, or otherwise act or refrain from acting; (vi) settle or compromise all or any part of the Guaranteed Indebtedness and subordinate the payment of all or any part of the Guaranteed Indebtedness to the payment of any obligations, indebtedness or liabilities which may be due or become due to Bentley or others; (vii) apply any deposit balance, fund, payment, collections through process of law or otherwise or other collateral of the Company to the satisfaction and liquidation of the indebtedness or obligations of the Company to Bentley not guaranteed under this Guaranty; and (viii) apply any sums paid to Bentley by Guarantor, the Company or others to the Guaranteed Indebtedness in such order and manner as Bentley, in his sole discretion, may determine.

(d) Should Bentley seek to enforce the obligations of Guarantor hereunder by action in any court or otherwise, Guarantor waives any requirement, substantive or procedural, that (i) Bentley first enforce any rights or remedies against the Company or any other person or entity liable to Bentley for all or any part of the Guaranteed Indebtedness, including without limitation that a judgment first be rendered against the Company or any other person or entity, or that the Company or any other person or entity should be joined in such cause, or (ii) Bentley first enforce rights against any collateral which shall ever have been given to secure all or any part of the Guaranteed Indebtedness or this Guaranty. Such waiver shall be without prejudice to Bentley's right, at his option, to proceed against the Company or any other person or entity, whether by separate action or by joinder.

6. Obligations Not Impaired.

(a) Guarantor agrees that his obligations hereunder shall not be released, diminished, impaired, reduced or affected by the occurrence of any one or more of the following events: (i) the death, disability or lack of corporate power of the Company, Guarantor (except as provided in Paragraph 9 herein) or any other guarantor of all or any part of the Guaranteed Indebtedness, (ii) any receivership, insolvency, bankruptcy or other proceedings affecting the Company, Guarantor or any other guarantor of all or any part of the Guaranteed Indebtedness, or any of their respective property; (iii) the partial or total release or discharge of the Company or any other guarantor of all or any part of the Guaranteed Indebtedness, or any other person or entity from the performance of any obligation contained in any instrument or agreement evidencing, governing or securing all or any part of the Guaranteed Indebtedness, whether occurring by reason of law or otherwise; (iv) the taking or accepting of any collateral for all or any part of the Guaranteed Indebtedness or this Guaranty; (v) the taking or accepting of any other guaranty for all or any part of the Guaranteed Indebtedness; (vi) any failure by Bentley to acquire, perfect or continue any lien or security interest on collateral securing all or any part of the Guaranteed Indebtedness or this Guaranty; (vii) the impairment of any collateral securing all or any part of the Guaranteed Indebtedness or this Guaranty; (viii) any failure by Bentley to sell any collateral securing all or any part of the Guaranteed Indebtedness or this Guaranty in a commercially reasonable manner or as otherwise required by law; or (ix) any other circumstance which might otherwise constitute a defense available to, or discharge of, the Company or any other guarantor of all or any part of the Guaranteed Indebtedness.

(b) This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of all or any part of the Guaranteed Indebtedness is rescinded or must otherwise be returned by Bentley upon the insolvency, bankruptcy or reorganization of the Company, Guarantor, any other guarantor of all or any part of the Guaranteed Indebtedness, or otherwise, all as though such payment had not been made.

(c) None of the following shall affect Guarantor's liability hereunder: (i) the unenforceability of all or any part of the Guaranteed Indebtedness against the Company by reason of the fact that the Guaranteed Indebtedness exceeds the amount permitted by law; (ii) the act of creating all or any part of the Guaranteed Indebtedness is ultra vires; or (iii) mangers or officers of the Company creating all or any part of the Guaranteed Indebtedness acted in excess of their authority. Guarantor hereby acknowledges that withdrawal from, or termination of, any ownership interest in the Company now or hereafter owned or held by Guarantor shall not alter, affect or in any way limit the obligations of Guarantor hereunder.

7.            Actions Against Guarantor. In the event of a default in the payment or performance of all or any part of the Guaranteed Indebtedness when such Guaranteed Indebtedness becomes due, whether by its terms, by acceleration or otherwise, Guarantor shall, without notice or demand, promptly pay the amount due thereon to Bentley, in lawful money of the United States, at Bentley's address set forth in the introductory paragraph above. One or more successive or concurrent actions may be brought against Guarantor, either in the same action in which the Company is sued or in separate actions, as often as Bentley deems advisable. The exercise by Bentley of any right or remedy under this Guaranty or under any other agreement or instrument, at law, in equity or otherwise, shall not preclude concurrent or subsequent exercise of any other right or remedy. The books and records of Company shall be admissible as evidence in any action or proceeding involving this Guaranty and shall be prima facie evidence of the payments made on, and the outstanding balance of, the Guaranteed Indebtedness.

8.            Payment by Guarantor. Whenever Guarantor pays any sum which is or may become due under this Guaranty, written notice must be delivered to Bentley contemporaneously with such payment. Such notice shall be effective for purposes of this paragraph when contemporaneously with such payment Bentley receives such notice either by: (a) personal delivery to the address and designated department of Bentley identified in in the introductory paragraph above, or (b) United States mail, certified or registered, return receipt requested, postage prepaid, addressed to Bentley at the address shown in the introductory paragraph above. In the absence of such notice to Bentley by Guarantor in compliance with the provisions hereof, any sum received by Bentley on account of the Guaranteed Indebtedness shall be conclusively deemed paid by the Company.

9.            Death of Guarantor. In the event of the death of Guarantor, the obligations of the deceased Guarantor under this Guaranty shall continue as an obligation against his estate as to (a) all of the Guaranteed Indebtedness that is outstanding on the date of Guarantor's death, and any renewals or extensions thereof. The terms and conditions of this Guaranty, including without limitation the consents and waivers set forth in Paragraph 5 hereof, shall remain in effect with respect to the Guaranteed Indebtedness described in the preceding sentence in the same manner as if Guarantor had not died.

10.            Notice of Sale. In the event that Guarantor is entitled to receive any notice under the Uniform Commercial Code, as it exists in the state governing any such notice, of the sale or other disposition of any collateral securing all or any part of the Guaranteed Indebtedness or this Guaranty, reasonable notice shall be deemed given when such notice is deposited in the United States mail, postage prepaid, at the address for Guarantor set forth in Guarantor's signature page below above, ten (10) days prior to the date of any public sale, or after which any private sale, of any such collateral is to be held; provided, however, that actual notice given in any other reasonable manner or at any other reasonable time shall be sufficient.

11.            Waiver by Bentley. No delay on the part of Bentley in exercising any right hereunder or failure to exercise the same shall operate as a waiver of such right. In no event shall any waiver of the provisions of this Guaranty be effective unless the same be in writing and signed by an officer of Bentley, and then only in the specific instance and for the purpose given.

12.            Successors and Assigns. This Guaranty is for the benefit of Bentley, his heirs and assigns. This Guaranty is binding upon Guarantor and Guarantor's heirs, executors, administrators, personal representatives.

13.            Costs and Expenses. Guarantor shall pay on demand by Bentley all costs and expenses, including without limitation all reasonable attorneys' fees, incurred by Bentley in connection with the preparation, administration, enforcement and/or collection of this Guaranty. This covenant shall survive the payment of the Guaranteed Indebtedness.

14.            Severability. If any provision of this Guaranty is held by a court of competent jurisdiction to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable, shall not impair or invalidate the remainder of this Guaranty and the effect thereof shall be confined to the provision held to be illegal, invalid or unenforceable.

15.            No Obligation. Nothing contained herein shall be construed as an obligation on the part of Bentley to extend or continue to extend credit to the Company.

16.            Amendment. No modification or amendment of any provision of this Guaranty, nor consent to any departure by Guarantor therefrom, shall be effective unless the same shall be in writing and signed by an officer of Bentley, and then shall be effective only in the specific instance and for the purpose for which given.

17.            Cumulative Rights. All rights and remedies of Bentley hereunder are cumulative of each other and of every other right or remedy which Bentley may otherwise have at law or in equity or under any instrument or agreement, and the exercise of one or more of such rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of any other rights or remedies. This Guaranty, whether general, specific and/or limited, shall be in addition to and cumulative of, and not in substitution, novation or discharge of, any and all prior or contemporaneous guaranty agreements by Guarantor in favor of Bentley or assigned to Bentley by others.

18.            Governing Law, Venue. This Guaranty is intended to be performed in the State of Texas. Except to the extent that the laws of the United States may apply to the terms hereof, the substantive laws of the State of Texas shall govern the validity, construction, enforcement and interpretation of this Guaranty. In the event of a dispute involving this Guaranty or any other instruments executed in connection herewith, the undersigned irrevocably agrees that venue for such dispute shall lie in any court of competent jurisdiction in Tarrant County, Texas.

19.            Compliance with Applicable Usury Laws. Notwithstanding any other provision of this Guaranty or of any instrument or agreement evidencing, governing or securing all or any part of the Guaranteed Indebtedness, Guarantor and Bentley by its acceptance hereof agree that Guarantor shall never be required or obligated to pay interest in excess of the maximum non-usurious interest rate as may be authorized by applicable law for the written contracts which constitute the Guaranteed Indebtedness. It is the intention of Guarantor and Bentley to conform strictly to the applicable laws which limit interest rates, and any of the aforesaid contracts for interest, if and to the extent payable by Guarantor, shall be held to be subject to reduction to the maximum non-usurious interest rate allowed under said law.

20.             Gender. Within this Guaranty, words of any gender shall be held and construed to include the other gender.

21.             Captions. The headings in this Guaranty are for convenience only and shall not define or limit the provisions hereof.

22.             Final Agreement. THIS WRITTEN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES. THERE ARE NO UNWRITTEN AGREEMENTS BETWEEN THE PARTIES.

EXECUTED as of the date first above written.

GUARANTOR:

EXHIBIT D

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of UMED Holdings, Inc. and that this Agreement be included as an Exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this July 29, 2015.

Mabert, LLC By:/s/Robert Kevin Jones Robert Kevin Jones Manager
By:/s/ Robert Kevin Jones Robert Kevin Jones By:/s/ Christine Mary Earley Christine Mary Earley